U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number

1.	Notice of Meeting and Management Information Circular dated March 17, 2006 for Registrant's Annual and Special Meeting of Shareholders held on May 4, 2006	4

2.	Form of Proxy	35

3.	Report Pursuant to Section 114 of the Regulation to the Securities Act (Quebec).	37

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated:  April 20, 2006                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF

KINGSWAY FINANCIAL SERVICES INC.

AND MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS	2
MANAGEMENT INFORMATION CIRCULAR	3
GENERAL PROXY INFORMATION	3
Solicitation of Proxies	3
Quorum	3
Voting Shares and Principal Holders Thereof	3
Q&A on Proxy Voting	3
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	7
Reports of Board Committees	7
Report of the Audit Committee	7
Report of the Compensation and Management Resources Committee	9
Report of the Investment Committee	12
Report of the Nominating Committee	13
EXECUTIVE COMPENSATION	14
Compensation of Directors	14
Compensation of Executive Officers	15
Summary Compensation Table for Named Executive Officers	16
2005 Stock Option Grants	16
Indebtedness of Directors and Officers	17
Performance Graph	18
Directors' and Officers' Insurance	19
Interests of Insiders and Others in Material Transactions	19
Interest of Certain Persons in Matters to be Acted Upon	19
PARTICULARS OF MATTERS TO BE ACTED UPON	19
Financial Statements	19
Election of Directors	19
Appointment of Auditors	22
Replenishment of the Number of Common Shares Reserved for Issuance under the Stock Option Plan	23
APPROVAL	24
OTHER MATTERS	24
ADDITIONAL INFORMATION	24
Overview of Corporate Governance Practices	25
Assumption of Responsibilities by the Board of Directors	25
Corporate Governance Principles	26
Composition of the Board of Directors	26
Committees	27
Position Descriptions	27
Director Orientation and Continuing Education	27
Board Functioning and Independence	27
Shareholder Communications	28
Code of Business Conduct and Ethics	28

INVITATION TO SHAREHOLDERS

It is my great pleasure to invite you to join our board of directors and the senior management of Kingsway Financial Services Inc. at our next annual and special meeting, which convenes at 4:00 p.m. (Toronto time) on May 4, 2006 at the Design Exchange at 234 Bay Street, Toronto, Ontario.

I urge you to attend if you can. This occasion is your opportunity to receive a first-hand account of how Kingsway Financial Services Inc. performed over the past 12 months, as well as to hear our plans for the future.

Should you have any questions for senior management, the annual meeting is an excellent place to raise them.

If you cannot attend in person, I encourage you to exercise the power of your proxy, which is well explained in the accompanying Management Information Circular.

I appreciate your participation, and I look forward to seeing you on May 4 in Toronto.

Sincerely,

/s/ William G. Star

William G. Star
Chairman, President and
Chief Executive Officer

March 17, 2006

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the “Meeting”) of the shareholders of Kingsway Financial Services Inc. (the “Corporation”) will be held at the Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday May 4, 2006 at 4:00 p.m. (Toronto time) for the following purposes:

1.	To receive the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005 together with the report of the auditors thereon;

2.	To elect directors of the Corporation;

3.	To appoint auditors;

4.	consideration and, if deemed appropriate, approval of amendments to the Corporation’s stock option plan to replenish the number of common shares issuable thereunder; and

5.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The accompanying Management Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

SHAREHOLDERS WHO ARE UNABLE TO ATTEND THE MEETING IN PERSON ARE REQUESTED TO COMPLETE, DATE AND SIGN THE ENCLOSED INSTRUMENT OF PROXY, AND TO RETURN IT IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.

Proxies to be used at the Meeting must be deposited with Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, before 4:00 p.m. (Toronto time) on May 2, 2006.

                                                                              By Order of the Board

                                                                                /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

Toronto, Ontario
March 17, 2006

KINGSWAY FINANCIAL SERVICES INC.

MANAGEMENT INFORMATION CIRCULAR

Note: Dollar amounts in this Management Information Circular are in Canadian dollars except as otherwise indicated.

GENERAL PROXY INFORMATION

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of Kingsway Financial Services Inc. (the “Corporation” or “KFSI”) for use at the annual and special meeting (the “Meeting”) of shareholders of the Corporation (the “shareholders”) to be held on Thursday, May 4, 2006, at 4:00 p.m. (Toronto time), or any adjournment thereof, at the Design Exchange, 234 Bay Street, Toronto, Ontario for the purposes set out in the accompanying notice of meeting (the “Notice of Meeting”).

The solicitations will be made primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation at nominal cost. Banks, brokers, custodians, nominees and fiduciaries will be requested to forward the proxy soliciting materials to beneficial owners, and the Corporation will reimburse such persons for reasonable out-of-pocket expenses incurred by them in this connection. The expenses of soliciting proxies, including the cost of preparing, assembling and mailing this proxy material to shareholders, will be borne by the Corporation.

This Circular, the Notice of Meeting and accompanying Proxy are being mailed on or about April 10, 2006.

QUORUM

A quorum is required in order for the Meeting to be properly constituted. Twenty-five percent (25%) of the common shares in the capital of the Corporation (“Common Shares” or “shares”) must be present in person or represented by proxy at the Meeting in order to form a quorum.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the close of business on March 17, 2006, 56,436,154 Common Shares were outstanding and entitled to vote. Each Common Share is entitled to one (1) vote. The outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol KFS.

As of March 17, 2006, to the knowledge of the directors and officers of the Corporation, no person beneficially owned or exercised control or direction over more than ten (10%) percent of the outstanding Common Shares.

All information is as at March 17, 2006, unless otherwise indicated.

Q&A ON PROXY VOTING

Q:	What am I voting on?

A:	Shareholders are voting on (i) the election of directors to the board of directors of the Corporation (the “Board”) for 2006; (ii) the appointment of auditors for the Corporation for 2006; and (iii) approval of amendments to the Corporation’s stock option plan to replenish the number of common shares issuable thereunder.

Q:	Who is entitled to vote?

A:	Shareholders as of the close of business on March 17, 2006 (the “Record Date”) are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Meeting.

If you acquired your shares after the Record Date, please refer to the answer to the question “What if ownership of shares has been transferred after March 17, 2006?” to determine how you may vote such shares.

Q:	How do I vote?

A:	There are two ways you can vote your shares if you are a registered shareholder. You may vote in person at the Meeting or you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your shares at the Meeting. If your shares are held in the name of a nominee, please refer to the answer to the question “If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?” to determine how you may vote your shares.

Q:	What if I plan to attend the Meeting and vote in person?

A:	If you are a registered shareholder and plan to attend the Meeting on May 4, 2006 and wish to vote your shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc., upon arrival at the Meeting. If your shares are held in the name of a nominee and you wish to attend the Meeting, refer to the answer to the question “If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?” for voting instructions.

Q:	Who is soliciting my proxy?

A:	The enclosed form of proxy is being solicited by management of Kingsway Financial Services Inc. and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be made by the telephone, in writing or in person by the employees of the Corporation and/or Computershare Investor Services Inc.

Q:	What happens if I sign the form of proxy enclosed with this Circular?

A:	Signing the enclosed form of proxy gives authority to F. Michael Walsh, or failing him, William G. Star, the lead director and the President of the Corporation respectively, or to another person you have appointed, to vote your shares at the Meeting.

Q:	Can I appoint someone other than these representatives to vote my shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of Computershare Investor Services Inc.

Q:	What do I do with my completed proxy?

A:	Return it to the Corporation’s transfer agent, Computershare Investor Services Inc., in the envelope provided, at Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or by fax to 1-866-249-7775, so that it arrives no later than 4:00 p.m. (Toronto time) on May 2, 2006. This will ensure that your vote is recorded.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:	Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, signed under its corporate seal or by a duly authorized officer or attorney of the corporation. This statement must be delivered either to the head office of the Corporation no later than 4:00 p.m. (Toronto time) on May 3, 2006 or to the Chairman on the day of the Meeting, May 4, 2006, or any adjournment of the Meeting, prior to the time of voting.

Q:	How will my shares be voted if I give my proxy?

A:	On the form of proxy, you can indicate how you want your proxyholder to vote your shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder must vote your shares accordingly. If you have not specified on the form of proxy how you want your shares to be voted on a particular issue, then your proxyholder can vote your shares as he or she sees fit. In the absence of such directions, however, your shares will be voted in favour of the election of directors to the Board and the appointment of auditors.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:	The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgement.

Q:	How many shares are entitled to vote?

A:	As of March 17, 2006, there were 56,436,154 Common Shares outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on March 17, 2006.

Q:	What if ownership of shares has been transferred after March 17, 2006?

A:	The person who acquired such shares after March 17, 2006 must produce properly endorsed share certificates or otherwise establish that he or she owns the shares and must ask the Corporation no later than 4:00 p.m. (Toronto time) on April 24, 2006 that his or her name be included in the list of shareholders before the Meeting in order to be entitled to vote these shares at the Meeting.

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is not entitled to a second or casting vote.

Q:	Who counts the votes?

A:	The Corporation's transfer agent, Computershare Investor Services Inc., counts and tabulates the proxies. This is done independently of the Corporation to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent as follows:

by mail:	by telephone:
Computershare Investor Services Inc. Proxy Department 100 University Avenue, 9th Floor Toronto, Ontario, M5J 2Y1	within Canada and the United States at 1-800-564-6253 - all other countries (416) 981-9633 or by email: service@computershare.com

Q:	If my shares are not registered in my name but are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), how do I vote my shares?

A:	There are two ways you can vote your shares held by your nominee. Unless you have previously informed your nominee that you do not wish to receive material relating to the Meeting, you will have received this Circular from your nominee, together with a request for voting instructions for the number of shares you hold.

There are two kinds of beneficial owners – those who object to their name being made known to the issuer of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners).

NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Investor Services Inc. (or Computershare Investor Services Inc. as the case might be) (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These shareholders materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agents sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on you behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

If you are an OBO, for your shares to be voted for you, please follow the voting instructions provided by your nominee. If you are a non-registered shareholder who has voted and want to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedure to follow.

If you are a NOBO or an OBO and wish to attend and vote your shareholdings at the Meeting, the Corporation will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the voting instruction form sent to you by your nominee. Then sign and return the voting instruction form by following the signing and returning instructions provided by your nominee. By doing so, you are instructing your nominee to appoint yourself as proxyholder. Do not otherwise complete the voting instruction form as your vote will be taken at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc., upon arrival at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Canadian securities regulatory authorities have adopted National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 “Corporate Governance Guidelines” (“NP 58-201”), which provides guidance on corporate governance practices, and in the U.S., the United States Sarbanes-Oxley Act of 2002 (“SOX”) as well as the NYSE listing standards and corporate governance requirements (the “NYSE Provisions”) require similar disclosure.

A detailed description of the Corporation’s governance practices is provided in Schedule “A” to this Circular. The following are reports of Board committees which summarise the mandates and activities of each committee.

REPORTS OF BOARD COMMITTEES

Report of the Audit Committee

The Audit Committee is responsible for the Corporation’s financial reporting process and the quality of its financial reporting. In discharging its responsibilities, the Audit Committee meets regularly with the Corporation’s external auditors, internal auditors, actuaries and Chief Financial Officer. In 2002, the Audit Committee formally adopted an Audit Committee charter, which sets forth purposes of the Audit Committee and guidelines for its practices. In 2004, the Audit Committee amended its charter following a review thereof in light of the NYSE Provisions.

The composition of the Audit Committee complies with the NYSE Provisions and the provisions of Multilateral Instrument 52-110 “Audit Committees” of the Canadian Securities Administrators (“MI 52-110”). The Audit Committee Charter can be found as Appendix I of the Corporation’s 2005 Annual Information Form dated March 31, 2006 and additional information about the Audit Committee can be found under the heading “Audit Committee Information” in the same document.

Under its charter, the Audit Committee’s primary duties and responsibilities are:

•	to identify and monitor the management of the principal risks that could impact the financial reporting of the Corporation;

•	to monitor the integrity of the Corporation's financial reporting process and system of internal controls regarding financial reporting and accounting appropriateness and compliance;

•	to review the corporate governance practices of the Corporation and recommend any modifications thereto;

•	to monitor the independence and performance of the Corporation’s external auditors and the external appointed actuary;

•	to provide an avenue of communication among the external auditors, external actuary, management and the Board; and

•	to review the annual audited financial statements with management and the external auditors.

In carrying out its duties and responsibilities, the Audit Committee is required to perform the following tasks:

Review Procedures

•	reviewing and reassessing the adequacy of its charter at least annually and submit the charter to the Board for approval;

•	reviewing the Corporation’s annual audited financial statements and related documents prior to filing or distribution; reviewing should include discussion with management and external auditors of significant issues regarding accounting principles, practice, and significant management estimates and judgments;

•	annually, in consultation with management, external auditors, and external appointed actuary, considering the integrity of the Corporation’s financial reporting processes and controls; discussing significant financial risk exposures and the steps management has taken to monitor, control, and report such exposures; reviewing significant findings prepared by the external auditors together with management’s responses;

•	reviewing the effectiveness of the overall process for identifying the principal risks affecting financial reporting and providing the Committee’s view to the Board;

•	reviewing the Corporation’s quarterly financial results and related documents prior to the release of earnings and/or the Corporation’s quarterly financial statements prior to filing and consideration by the full Board;

External Auditors and Actuaries

•	reviewing the independence and performance of the external auditors and actuaries and annually recommending to the Board the appointment of the external auditors and actuaries or approving any discharge of external auditors or actuaries when circumstances warrant;

•	approving the appointment, compensation and work carried out by the external auditors, including the provision of both audit related and non-audit related services;

•	reviewing and discussing annually with the external auditors all significant relationships they have with the Corporation that could impair the auditors’ independence;

•	reviewing the external auditors’ audit plan – discussing and approving audit scope, staffing, locations, reliance upon management and general audit approach;

•	prior to releasing the year-end earnings, discussing the results of the audit with the external auditors and external actuaries; discussing certain matters required to be communicated to audit committees in accordance with the standards established by the Canadian Institute of Chartered Accountants;

•	considering the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles as applied in the Corporation’s financial reporting;

•	considering the external actuary’s judgment about appropriateness of management’s selection of assumptions and methods to determine the unpaid claims liabilities included in the Corporation’s year-end financial statements;

Internal Audit and Legal Compliance

•	reviewing significant internal audit reports together with management's response and following-up these reports;

•	reviewing at least annually with the Corporation’s counsel any legal matters that could have a significant impact on the Corporation’s financial statements, its compliance with applicable laws and regulations, and inquiries received from regulators or governmental agencies;

Other Audit Committee Responsibilities

•	annually assessing the effectiveness of the Committee against its charter and reporting the results of the assessment to the Board;

•	establishing, reviewing, and updating periodically the Corporation’s Code of Business Conduct and Ethics and the supplemental Code of Ethics for Senior Officers adopted in response to the NYSE Provisions and ensuring that management has established a system to enforce these Codes;

•	reviewing financial and accounting personnel succession planning within the Corporation; and

•	annually reviewing a summary of directors’ and officers’ related party transactions and potential conflicts of interest.

In addition to the above, during 2005 the Audit Committee reviewed the progress of the Corporation with respect to its preparedness for compliance with Section 404 of SOX, approved changing the currency of the Corporation’s financial reporting to U.S. dollars, approved a record retention policy and reviewed third party security assessments related to the integrity of the Corporation’s data.

The Audit Committee reviewed all related party transactions between the Corporation and its subsidiaries and the officers and directors of the Corporation. The Committee determined that there were no related party transactions that required disclosure under any securities laws other than commissions of approximately $91,540 paid by a cruise ship operator to a corporation owned by the spouse of the President and Chief Executive Officer for a cruise sponsored by the Corporation for select brokers.

The Audit Committee’s charter requires all Committee members satisfy the applicable independence requirements of the NYSE Provisions, MI 52-110 and all other regulatory requirements. During the fiscal year of the Corporation ending December 31, 2005, the Committee was comprised of Messrs. Atkins, Di Giacomo and Walsh, each of whom met the independence and the financial literacy requirements of MI 52-110 and the NYSE Provisions. On February 8, 2006, the Audit Committee was expanded to four members and Walter E. Farnam was appointed as a member of the Audit Committee. The Board had determined that Mr. Atkins is an “audit committee financial expert” as contemplated by the NYSE Provisions.

The Committee is satisfied that it appropriately fulfilled its mandate during the year ending December 31, 2005.

/s/ David H. Atkins

David H. Atkins
Chair

Report of the Compensation and Management Resources Committee

Mandate and Activities of the Compensation and Management Resources Committee

The Compensation and Management Resources Committee formally adopted its charter in 2002. This charter was reviewed and amended in 2004. Under its charter, the primary purposes of the Committee are:

•	to assist the Board in discharging its responsibilities in respect of compensation of the Corporation’s executive officers, including setting salary and annual bonus levels for the Corporation’s senior executive officers as well as overseeing the senior staff bonus plans, subject to the approval of the Board;

•	to produce an annual report for inclusion in the Corporation’s information circular on executive compensation;

•	to provide recommendations to the Board in connection with directors’ compensation; and

•	to provide recommendations to the Board in connection with succession planning for senior management of the Corporation.

In carrying out its primary purposes, the Committee is required to perform the following work:

•	developing guidelines and approving corporate goals relevant to the compensation of the Chief Executive Officer, evaluating the Chief Executive Officer’s performance in light of these goals and objectives, recommending to the Board the Chief Executive Officer’s compensation based on this evaluation, and producing an annual report on executive compensation for inclusion in the Corporation’s management information circular, in accordance with applicable rules and regulations;

•	reviewing the annual performance evaluations of all senior officers of the Corporation and its insurance subsidiaries;

•	making recommendations to the Board with respect to incentive-compensation plans and equity-based plans, and establishing criteria for the granting of options to the Corporation’s officers and other employees and reviewing and approving the granting of options in accordance with such criteria;

•	developing plans for managerial succession of the Corporation;

•	reviewing director compensation levels and practices, and recommending, from time to time, changes in such compensation levels and practices to the Board; and

•	reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

During 2004, the Committee reviewed and amended the bonus plans for each category applicable to employees of the Corporation and its subsidiaries. All subsidiary bonus plans now include a component which is based upon the increase in year-to-year underwriting profit earned by the particular subsidiary at which the individual is employed. In addition, all bonus plans now provide that a portion of an individual’s bonus must relate to or only be earned upon the achievement of personal goals established at the beginning of the year. The amendments also increase the maximum cash bonus available under certain incentive plans. These amendments became effective in 2005.

In 2005, Committee engaged Mercer Human Resource Consulting (“Mercer”) to gather information and opine on the Corporation’s compensation practices versus comparable businesses. Mercer conducted a review of both director compensation and senior executive compensation. The Committee considered the report in making compensation recommendations to the Board.

The Committee’s charter requires that Committee members satisfy the applicable independence requirements of NI 58-101, NP 58-201 and other regulatory requirements. At the commencement of 2005, the Committee was comprised of Messrs. Beamish, Di Giacomo and Gluckstein and in June, 2005, the Committee was increased to four members and Walter E. Farnam was appointed a member. Each member of the Compensation and Human Resources Committee met the independence requirements of NI 58-101, NP 58-201 and the NYSE Provisions.

Report on Executive Compensation

Compensation Philosophy

The Corporation’s executive officer compensation plans are intended to provide an appropriate overall compensation package that will permit the Corporation to attract and retain highly qualified and experienced senior executive officers and to encourage superior performance by the Corporation. The Corporation’s compensation policies are intended to motivate individuals to achieve results at the specific subsidiary at which they are employed as well as compensation based upon overall corporate results. In addition, the Corporation believes that directors, officers and employees should have their benefits aligned with both the short and long term interests of the shareholders. Among other things, the Board encourages equity ownership by executive officers.

The compensation of the Corporation’s executive officers is comprised of three components: base salary, annual cash bonus, and long-term incentive in the form of stock options. It is structured to be competitive with a select group of comparative North American insurance companies. A portion of the annual cash bonus is directly related to the overall performance of the Corporation with respect to the return on equity of the Corporation.

The Corporation strongly believes that annual incentives and stock options play an important role in increasing shareholder value. Cash bonuses and stock options are directly related to the overall performance of the Corporation, the performance of the particular subsidiary at which the individual is employed and the individual’s contribution to such performance. The modifying factors and their respective weight are reviewed by the Compensation and Management Resources Committee.

Base Salary

The base salary for the President and Chief Executive Officer and each Named Executive Officer set out on pages 15 and 16 is reviewed annually by the Compensation and Management Resources Committee within the context of individual and corporate performance and market competitiveness. The market assessment is based primarily on a review of compensation practices for similar insurance companies for comparable positions, taking into consideration the size, complexity and incumbent experience.

Stock Options

The purpose of the Corporation’s stock option plan (the “Stock Option Plan”) is to develop the interest and incentive of eligible employees, officers and directors in the Corporation’s growth and development by giving an opportunity to purchase Common Shares on a favorable basis, thus advancing the interests of the Corporation by enhancing the value of the Common Shares for the benefit of all shareholders and increasing the ability of the Corporation to attract and retain skilled and motivated individuals.

Stock options are granted in accordance with the Stock Option Plan approved by the shareholders at not less than the closing price of the Common Shares on the business day immediately prior to the effective date of grant particularly in light of the fact that the Corporation has no pension plan for its executives. The number of stock options to be granted to directors (other than directors who are employees or officers of the Corporation or its subsidiaries) is limited to not more than 5,000 per annum.

President and Chief Executive Officer

The Compensation and Management Resources Committee believes that Mr. Star provides leadership for the Corporation and its subsidiaries in various areas which are integral to the Corporation’s success including, business development, strengthening of claims management, establishing policies to underwrite risks only where premium is adequate, maintaining good lines of communication with the investor community and with regulators and other management processes. In making their compensation decision, the Committee considered these factors, the report prepared by Mercer and the business performance and anticipated future performance of the Corporation. As well, particularly in light of the fact that the Corporation has no pension plan for its executives, the Committee was of the view that the President’s overall compensation was lower than that for Presidents and Chief Executive Officers of similarly sized insurers.

The President and Chief Executive Officer’s compensation consists of a base salary, an annual cash bonus and various perquisites. In 2005, the base salary accounted for approximately 39% of all cash compensation paid to the President and Chief Executive Officer. Pursuant to the Corporation’s bonus plan, bonus awards may be made to the President and Chief Executive Officer and other senior executives based upon several factors, including the Corporation’s return on equity, the performance of the department with respect to which such senior executive has responsibility, and the achievement of stipulated individual goals of such senior executive. In 2005, the President and Chief Executive Officer was awarded a bonus equal to 95% of the maximum bonus available under the bonus structure.

This report is submitted by the Compensation and Management Resources Committee.

/s/ Bernard Gluckstein

Bernard Gluckstein
Chair

Report of the Investment Committee

In 2003, the Investment Committee formally adopted its charter. Under its charter, the primary purposes of the Investment Committee are:

•	to assist the Board and management in respect of the management of the invested assets of the Corporation and its subsidiaries;

•	to develop and monitor investment policies and guidelines for the Corporation and its subsidiaries;

•	to provide recommendations to the Board in connection with the hiring of external managers;

•	to meet with and monitor the performance of external managers; and

•	to produce an annual report for inclusion in the Corporation’s information circular.

To accomplish its purposes, the Investment Committee is required to perform the following tasks:

•	developing and reviewing the investment policies and guidelines from time to time;

•	reviewing the investment activities of the Corporation to ensure that they are within the guidelines established by the investment policies from time to time approved by the Board;

•	reviewing compliance with the investment policies and guidelines adopted from time to time by the Corporation’s subsidiaries and any external managers;

•	monitoring the performance of external investment managers;

•	making recommendations to the Board with respect to the asset mix for the investment assets of the Corporation and its subsidiaries;

•	making recommendations to the Board with respect to the appointment of new external investment managers;

•	making recommendations to the Board with respect to the amounts allocated to individual investment managers from time to time; and

•	preparing a report for inclusion in the Corporation’s information circular.

Pursuant to its charter, the majority of Investment Committee members must satisfy the applicable independence requirements of the regulatory requirements.

During the fiscal year of the Corporation ending December 31, 2005, the Committee was comprised of Messrs. Di Giacomo, Star, and Walsh. In February, 2006, the Committee was increased to four members and John F. (Jack) Sullivan was appointed as a member of the Investment Committee. The majority of directors on the Investment Committee are considered independent pursuant to NI 58-101 and the NYSE Provisions.

During 2005, the Investment Committee recommended certain changes to its charter, formally adopted by the board, to permit the Corporation and its subsidiaries to make investments in income trusts as part of the permitted equity component of the investment portfolio.

During 2005, the Investment Committee met with the investment managers retained by the Corporation on two occasions and reviewed reports provided by such investment managers on a more frequent basis. The Investment Committee reported to the Board on its findings and made recommendations with respect to the investment activities of the Corporation. The Committee also allocated additional funds to certain external investment managers.

This Report is submitted by the Investment Committee.

/s/ Thomas A. Di Giacomo

Thomas A. Di Giacomo
Chair

Report of the Nominating Committee

The Nominating Committee was established in November 2001 by the Corporation. In 2003, the Nominating Committee adopted a formal charter. Pursuant to its charter, the primary objectives of the Nominating Committee are to assist the Board by:

•	identifying individuals qualified to become Board members and recommending that the Board select director nominees for each next annual meeting of the Corporation’s stockholders; and

•	ensuring that the Audit Committee, Investment Committee, Nominating Committee and Compensation and Management Resources Committee of the Board have the benefit of qualified and experienced “independent” directors.

To accomplish its objectives, the Nominating Committee is required to perform the following tasks:

•	developing policies on the size and composition of the Board;

•	reviewing possible candidates for Board membership consistent with the Board's criteria for selecting new directors;

•	conducting a performance evaluation of the individual directors and of the Board and its Committees on an annual basis;

•	annually recommending a slate of nominees to the Board with respect to nominations for the Board at the annual meeting of the Corporation’s stockholders;

•	making recommendations to the Board relating to composition of Board committees;

•	making recommendations with respect to the composition and size of boards of directors of the Corporation’s subsidiaries;

•	advising the Board on committee member qualifications, committee member appointments and removals, committee structure and operations (including authority to delegate to subcommittees), and committee reporting to the Board;

•	maintaining an orientation program for new directors and a continuing education program for all directors; and

•	annually reviewing and reassessing the adequacy of its charter and recommending any proposed changes to the Board for approval.

In June 2005, the Board determined that the Corporation would benefit from having representation on the Board of persons who are resident in the United States. The Nominating Committee proposed the appointment of Walter E. Farnam and John F. (Jack) Sullivan to the Board. Messrs. Farnam and Sullivan were appointed to the Board on June 23, 2005.

The charter of the Nominating Committee requires that all committee members satisfy the applicable independence requirements of NI 58-101, NP 58-201, the NYSE Provisions and other regulatory requirements. At the commencement of 2005, the Committee was comprised of Messrs. Atkins, Walsh, and Reeve and in June, 2005, the committee was increased to four members and John F. (Jack) Sullivan was appointed a member. All members of the Nominating Committee satisfy the independence requirements of NI 58-101, NP 58-201 and the NYSE Provisions.

This Report is submitted by the Nominating Committee.

/s/ F. Michael Walsh

F. Michael Walsh
Chair

EXECUTIVE COMPENSATION

COMPENSATION OF DIRECTORS

HOW WAS THE BOARD COMPENSATED IN 2005?

•	Number of directors at March 17, 2006: 9 (8 non-employee, 1 management)

•	Directors’ compensation is paid only to non-employee directors

•	Annual Director retainer: $30,000

•	Lead Director Additional Retainer: $50,000

•	Board meeting fee: $1,500

•	Committee meeting fee: $1,500 per meeting

•	Committee Chair retainers: $3,500, except Audit Committee Chair retainer: $10,000

•	Board and Committee Fees for outside directors sitting on boards of subsidiaries: $5,000 retainer and $1,000 per board or committee meeting

•	Related travel and out-of-pocket expenses

The Corporation has adopted a policy whereby non-employee directors of the Corporation receive options to acquire Common Shares of the Corporation annually. The number of options a director who is not an employee may receive, up to a maximum of 5,000 per annum, is determined by the Board after reviewing the recommendations of the Compensation and Management Resources Committee. Individuals who have served on the Corporation’s Board received options to acquire 5,000 Common Shares with respect to 2005.

The Corporation, in 2004, adopted a policy which requires all directors of the Corporation to hold not less than 5,000 Common Shares of the Corporation before the later of the third anniversary of becoming a director of the Corporation and February 12, 2007.

SHAREHOLDINGS OF BOARD MEMBERS

•	Total Common Shares held by non-employee directors: 174,237(a)

•	Total value of Common Shares held by non-employee directors: $4,016,163(b)

Notes:

(a)	Shareholdings of the non-employee directors as at March 17, 2006.

(b)	Based on the closing price of the Common Shares on the Toronto Stock Exchange as of March 17, 2006: $23.05

SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD

For the 12-month period ended December 31, 2005

Board	8
Audit Committee	4
Compensation and Management Resources Committee	2
Investment Committee	3
Nominating Committee	2

SUMMARY OF ATTENDANCE OF DIRECTORS

For the 12-month period ended December 31, 2005

Director	Board Meetings	Audit Committee Meetings	Compensation & Management Resources	Nominating Committee

David H. Atkins	8/8	4/4		2/2
John L. Beamish	8/8		2/2
Thomas A. Di Giacomo	8/8	4/4	2/2
Walter E. Farnam(1)	5/5		1/1
Bernard Gluckstein	8/8			2/2
J. Brian Reeve	8/8
William G. Star	8/8			2/2
John F. (Jack) Sullivan(1)	5/5			1/1
F. Michael Walsh	8/8	4/4

(1)	Added to the Board on June 23, 2005.

COMPENSATION OF EXECUTIVE OFFICERS

Summary Compensation Table for Named Executive Officers

The following table, presented in accordance with the applicable securities laws, sets forth all compensation paid in respect of the individuals who were, at December 31, 2005, the Chief Executive Officer, the Chief Financial Officer and the next three mostly highly compensated executive officers of the Corporation (collectively the “Named Executive Officers”) whose total salary and bonus was in excess of $150,000 per annum. Securities legislation provides that the Named Executive Officers are determined on the basis of the total cash compensation (salary and annual bonus) earned in the fiscal year 2005 starting January 1, 2005 and ending December 31, 2005.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation(1)

Name and Principal Position	Year	Salary ($)	Bonus (2) ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	All Other Compensation ($)

William G. Star	2005	745,495	1,140,152	Nil	100,000	18,750
Chairman, President and Chief	2004	689,400	695,000	Nil	100,000	17,500
Executive Officer	2003	590,270	250,000	Nil	150,000	15,000

W. Shaun Jackson	2005	392,510	640,016	Nil	50,000	9,813
Executive Vice President and Chief	2004	320,010	330,000	Nil	50,000	957
Financial Officer	2003	270,460	137,500	Nil	50,000	12,335

Shelly Gobin	2005	170,300	168,888	Nil	10,000	Nil
Vice President and Treasurer	2004	152,475	94,500	Nil	7,500	4,258
	2003	138,075	36,036	Nil	6,000	3,754

Claude Smith	2005	170,040	173,900	Nil	7,500	4,251
Vice President and	2004	154,830	94,000	Nil	5,000	3,871
Chief Information Officer	2003	138,800	12,500	Nil	5,000	3,470

Frank Amodeo	2005	155,120	152,152	Nil	7,500	3,878
Vice President	2004	143,500	81,000	Nil	7,500	3,575
	2003	127,500	32,448	Nil	5,000	3,188

(1)	The Corporation has not granted any stock appreciation rights (SAR) or adopted any long term incentive plan (LTIP)

(2)	Includes bonuses earned for the fiscal year whether or not paid in the fiscal year.

2005 Stock Option Grants

The following table sets forth individual grants of options to purchase Common Shares to the Named Executive Officers during the financial year ended December 31, 2005. All of the options granted had an exercise price equal to the market price of Common Shares on the date immediately preceding the date of the grant. The options vest over three years at the rate of 33.33% each year.

Option Grants During Most Recently
Completed Financial Year

Name	Number of securities under options granted(1)	% of total options granted to employees in fiscal 2005	Exercise price ($/security)	Market value of securities underlying options on the date of grant ($/security)	Expiration date

William G. Star	100,000	18.1%	$19.70	$19.70	February 14, 2010

W. Shaun Jackson	50,000	9.1%	$19.70	$19.70	February 14, 2010

Shelly Gobin	10,000	1.8%	$19.70	$19.70	February 14, 2010

Claude Smith	7,500	1.4%	$19.70	$19.70	February 14, 2010

Frank Amodeo	7,500	1.4%	$19.70	$19.70	February 14, 2010

(1)	Stock options vest in 33 1/3% increments on the first, second and third anniversaries of the date of their grant.

Aggregated Options Exercised During Most Recently Completed Financial Year
And Option Values At Financial Year-End

The following table shows the number of options each Named Executive Officer exercised in the year ending December 31, 2005 and the aggregate number of options each Named Executive Officer now holds and the value of these options based on the closing price of the Common Shares as at December 31, 2005, which was $23.50.

			Unexercised options at December 31, 2005 (#)		Value of unexercised in-the-money options at December 31, 2005 ($)

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

William G. Star	—	—	283,333	216,667	2,443,000	1,432,500

W. Shaun Jackson	5,000	75,600	175,000	100,000	2,186,433	633,167

Shelly Gobin	—	—	23,167	17,000	286,361	99,490

Claude Smith	—	—	11,000	12,500	81,983	72,817

Frank Amodeo	—	—	10,000	12,500	66,283	72,817

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

Equity compensation plans
approved by securityholders	1,967,515	$15.66	1,061,639

Equity compensation plans
not approved by
securityholders	N/A	N/A	N/A

Total	1,967,515	$15.66	1,061,639

Indebtedness of Directors and Officers

No director or officer of the Corporation and no associate of any director or officer of the Corporation was indebted to the Corporation at any time during the year ended December 31, 2005.

Performance Graph

This graph compares the total cumulative shareholder return for $100 invested in Common Shares on January 1, 2001 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Canadian Financials Index for the five most recently completed financial years. Dividends paid starting in 2005 on common shares of the Corporation are assumed to be reinvested at the closing share price on the dividend payment date. All S&P/TSX indices are total return indices, i.e., they include dividends reinvested.

Relative Market Performance
January 1, 2001 - December 31, 2005

200
180
160
140
120
100
80
60
40
20
0
Relative Perfromance
2000
2001
2002
2003
2004
2005
Kingsw ay Financial
S&P/TSX Compos ite
S&P/TSX Compos ite (Property and Cas ualty Ins urance)

Cumulative returns ($)	2000	2001	2002	2003	2004	2005

KFS	100.0	153.2	121.6	128.3	158.9	184.2
S&P/TSX Composite	100.0	87.4	74.9	101.8	116.4	140.8

S&P/TSX Composite (Property and Casualty Insurance)	100.0	150.0	119.3	126.0	156.4	178.7

Directors’ and Officers’ Insurance

The Corporation has directors’ liability insurance for the directors and officers of the Corporation and its subsidiaries. The aggregate annual premium is $1,130,183, no part of which is payable by the directors and officers. The annual insurance coverage under the policy is limited to $100 million per policy year.

There is a $1,000,000 deductible provision for any claim made by the Corporation but no such deductible provision for claims if made for claims by any director or officer.

Interests of Insiders and Others in Material Transactions

Except as set forth hereafter, no director, senior officer or associate of a director or senior officer nor, to the best knowledge of the directors or senior officers of the Corporation after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of voting securities of the Corporation outstanding at the date hereof, or any associate or affiliate thereof, has any interest in any material contracts to which the Corporation is a party.

Interest of Certain Persons in Matters to be Acted Upon

No person who was a director or senior officer of the Corporation at any time since the beginning of the Corporation’s last completed financial year, no person who is a proposed nominee for election as a director of the Corporation and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

Normal Course Issuer Bid

The board of directors voted at its meeting held on November 3, 2005 to commence a normal course issuer bid to repurchase up to 2,823,000 common shares of the Corporation, being approximately five percent (5%) of the total number of common shares then outstanding. Purchases were eligible to commence on November 8, 2005 and must end no later than November 7, 2006. As at December 31, 2005 no common shares were repurchased. Between January 1, 2006 and March 17, 2006 the Corporation repurchased 87,900 common shares at a total cost of $2,080,459. All of these common shares have been cancelled. Shareholders may obtain a copy of the notice of intention to commence a normal course issuer bid, without charge, by contacting our secretary, Michael Slan at (416) 864-9700.

PARTICULARS OF MATTERS TO BE ACTED UPON

FINANCIAL STATEMENTS

The shareholders will receive and consider the audited financial statements of the Corporation for the fiscal year ended December 31, 2005 together with the auditor’s report thereon.

ELECTION OF DIRECTORS

The Board is a variable board consisting of not fewer than one and not more than ten directors. The Board has determined that the number of directors constituting the Board currently be set at nine.

All nine nominees are members of the Board and have been since the dates indicated below. Management does not contemplate that any of the nominees will be unable to serve as a director. However, if a nominee should be unable to so serve for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting or until his successor is appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (Ontario) and the by-laws of the Corporation. The persons named in the enclosed form of proxy intend to vote for the election of all of the nominees whose names are set forth on the following pages.

David H. Atkins is a Senior Advisor to Lang Michener, a Toronto based law firm. He is a fellow of the Institute of Chartered Accountants of Ontario. Mr. Atkins consults to the insurance and other industries regarding business strategy, mergers, acquisitions, governance and financial reporting. He also advises with regard to regulatory compliance. Mr. Atkins has lectured extensively with respect to governance and audit committee issues. Mr. Atkins is Chairman for the Swiss Reinsurance group in Canada and also sits on the Board of the Swiss Reinsurance group in the United States, as well as serving on the boards of several other companies including Pareto Corporation, Pethealth Inc., Nightingale Informatix Inc. and Integrated Asset Management Inc.

John L. Beamish is the president of J. Llewellyn Beamish & Associates Inc., a Consultant to Insurers (presently inactive). Prior to 1994, Mr. Beamish held various management positions in the Property & Casualty Insurance market culminating in his appointment in 1976 as Vice-President and Chief Agent in charge of Canadian operations for Employers Reinsurance Corporation.

Thomas A. Di Giacomo has been the President of Tadico Limited, a business consulting and investment firm since 1994. Prior thereto he held a number of positions at Manulife Financial, the most recent being Chairman of the Board, President and CEO from 1990-1993. Mr. Di Giacomo is the chairman of RDM Corporation and sits on the Board of several companies including Xceed Mortgage Corporation, Menu Foods Income Fund, Afriore Corporation, and First Ontario Labour Sponsored Fund all of which companies are listed on the Toronto Stock Exchange. Mr. Di Giacomo is a member of the St. Michael's College Foundation of the University of Toronto and past chairman of Kids Help Phone - a Canadian charity that provides national, bilingual confidential phone and web counselling, referral and information services for children and youth.

Walter E. Farnam received a B.A. from Brown University. During his career, Mr. Farnam has held various senior positions in the insurance industry and from 1998 until his retirement in June, 2001 served as Chairman of the Board of the CGU Insurance Group in the United States. Prior to June, 1998 Mr. Farnam was Chairman and Chief Executive Officer of General Accident Insurance in Philadelphia. He also held the position of President and Chief Operating Officer of General Accident Insurance in the United States from July, 1985 through August 1991. He is a Fellow of the Casualty Actuarial Society and is Past Chairman of the Council of Insurance Company Executives. Mr. Farnam also served on the Executive Committee and Board of Trustees of the American Institute for Chartered Property Casualty Underwriters/Insurance Institute of America. Mr. Farnam is currently a member of the board of directors of Crozer-Keystone Health System and Executive Service Corps of Delaware Valley, both of which are not for profit organizations.

Bernard Gluckstein is the senior partner of Gluckstein & Associates, Toronto law firm. Mr. Gluckstein has 40 years experience in personal injury litigation. Mr. Gluckstein focuses his practice on the most serious personal injury litigation including brain and spinal cord injuries. Mr. Gluckstein is a former director of and counsel to the Canadian Brain Injury Coalition and the Ontario Brain Injury Association. He also serves on the board of directors of the Canadian Paraplegic Association of Ontario.

J. Brian Reeve has, since 1998, been a partner at Cassels Brock & Blackwell LLP, a Toronto law firm, where he specializes in the regulation and corporate governance of insurance companies, and is currently a member of the Executive Committee as well as the Practice Group leader of the Financial Services Group. He has also been a special advisor to both the Ontario and Federal Ministries of Finance on insurance matters and has served on the boards of several Canadian insurance companies, as well as being chief agent in Canada for several foreign insurers.

William G. Star has served as Chairman, President and Chief Executive Officer of the Corporation since founding it in 1989. Mr. Star has also served as President of Kingsway General Insurance Company since 1986. Prior thereto, Mr. Star was an advisor to the Ontario Task Force on Insurance. Mr. Star was a Vice-President of York Fire Insurance and Casualty Company during 1984 and 1985. From 1970 to 1983 he held various positions with Pafco Insurance Company, including President.

John F. (Jack) Sullivan earned a Bachelor of Commercial Science from Seattle University and attended the Management Training Course of The University of Western Ontario School of Business in London, Ontario, Canada. During his career, Mr. Sullivan has held various senior positions in the insurance and reinsurance business in the United States, Canada and Europe. He was President of G.J. Sullivan, Co. in Los Angeles from 1985 to 1992 when he moved to the holding company of the Sullivan Companies as Vice Chairman. He retired from day to day service in 1996 but continues to serve as the non-executive Vice Chair of the Sullivan Companies. Mr. Sullivan also serves on the Board of Directors of Farmers New World Life Insurance Company, a subsidiary of the Farmers Insurance Group.

F. Michael Walsh is a retired investment industry executive, who prior to January 2000 was Senior Vice-President, Secretary and a Director of First Marathon Securities Limited (now National Bank Financial) and Vice-President and Secretary of First Marathon Inc. He is a Retired Industry Member of the Ontario District Council of the Investment Dealers Association of Canada and has served as an advisor to the staff of the Ontario Securities Commission and was formerly a member of the Council on Investment Issues of the Conference Board of Canada. He is a Past-chair of the Board of Governors of the University of Guelph and received the Queen's Golden Jubilee Medal in 2003 for excellence in leadership and governance of a post-secondary institution as a volunteer. Mr. Walsh also sits on the board of AMR Technologies Inc., a corporation whose shares are listed on the Toronto Stock Exchange.

The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors, all other positions or offices with the Corporation and its subsidiaries now held by them, their principal occupations or employment, the year in which they became directors of the Corporation, the approximate number of Common Shares beneficially owned, directly or indirectly, by each of them, or over which they exert control or direction as of March 17, 2006, and the number of options held as of March 17, 2006.

Name and municipality of residence	Present principal occupation	Year first became director	Common Shares beneficially owned, directly or indirectly, or controlled or directed(1)	Number of options held

David H. Atkins(2),(5),(7)	Senior Advisor, Lang Michener, a	1999	8,750	25,000
Toronto, Ontario	law firm

John L. Beamish(3)	President, J. Llewellyn Beamish	1998	7,000	37,000
Burlington, Ontario	& Associates Inc., a consulting
	company

Thomas A. Di Giacomo(2),(3),(4)	President, Tadico Limited, an	1995	11,000	37,500
Toronto, Ontario	investment company

Walter E. Farnam(2),(3)	Retired Insurance Industry	2005	2,000	5,000
Newton Square, Pennsylvania	Executive

Bernard Gluckstein(3)	Partner, Gluckstein &	1989	110,200	37,500
Toronto, Ontario	Associates, a law firm

J. Brian Reeve(5)	Partner, Cassels Brock &	2002	10,000	22,000
Toronto, Ontario	Blackwell LLP, a law firm

William G. Star(4)	Chairman, President and Chief	1989	416,065	600,000
Mississauga, Ontario	Executive Officer, KFSI

John F. (Jack) Sullivan(4),(5)	Retired Insurance Industry	2005	287	5,000
Seattle, Washington	Executive

F. Michael Walsh(2),(4),(5),(6)	Retired Executive	2000	25,000	30,000
Toronto, Ontario

(1)     Information supplied by nominees

(2)     Member of the Audit Committee

(3)     Member of the Compensation and Management Resources Committee

(4)     Member of the Investment Committee

(5)     Member of the Nominating Committee

(6)     Lead Director

(7)     Chair of the Audit Committee

The Corporation does not have an Executive Committee. The Board has established an Audit Committee, an Investment Committee, a Compensation and Management Resources Committee and a Nominating Committee, details of which are provided under the heading “Statement of Corporate Governance Practices”.

APPOINTMENT OF AUDITORS

Management recommends the re-appointment of KPMG LLP Chartered Accountants of Toronto, Ontario, the present auditors, as the auditors of the Corporation to hold office until the close of the next annual meeting of the shareholders. KPMG LLP has served as the Corporation’s auditors continuously since 1989.

Audit Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for professional services rendered for the audit of the consolidated financial statements of the corporation and its subsidiaries, reporting in connection with the various securities offerings of the Corporation and for the reviews of the Corporation’s quarterly financial statements were $2,121,000 in fiscal year 2005 and $2,064,000 in fiscal year 2004.

Audit Related Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services related to the audit or review the Corporation’s financial statements were $169,000 in fiscal year 2005 and $467,000 in fiscal year 2004. This work primarily included advisory services on internal controls and French translation services in 2005, and in 2004 primarily appointed actuary services.

Tax Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for tax compliance, tax advice and tax planning services were $245,000 in fiscal year 2005 and $57,000 in fiscal year 2004. These services included analyses of various tax matters affecting the Corporation and its subsidiaries.

All Other Fees

The aggregate fees, including expenses reimbursed, billed by KPMG LLP for services rendered to the Corporation and its subsidiaries, other than the services described above, were $2,000 in each of fiscal years 2005 and 2004 and these services were related to a subscription for online accounting research.

The Audit Committee Charter provides for the Audit Committee to establish the auditors’ fees. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors of the Corporation were reasonable in the circumstances and would be comparable to fees charged by other auditors providing similar services.

As discussed in the “Report of the Audit Committee” in this Circular, the Audit Committee has reviewed and considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. In 2004, the Audit Committee considered and pre-approved expenditure limits for the Corporation’s auditors and established a system to review and pre-approve the provision of audit and non-audit services by the Corporation’s auditors to ensure they are consistent with maintaining the auditor’s independence. In 2005, all non-audit services were approved by the Audit Committee.

Shares represented by proxies in favour of the management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation, unless a shareholder has specified in his proxy that his shares are to be withheld from voting on the appointment of auditors.

REPLENISHMENT OF THE NUMBER OF COMMON SHARES
RESERVED FOR ISSUANCE UNDER THE STOCK OPTION PLAN

The Corporation is proposing to amend the Stock Option Plan to replenish the number of treasury Common Shares available for issuance. Currently, the aggregate number of Common Shares available for issuance from treasury under the Stock Option Plan is limited to 4,800,000 Common Shares.

There have been 1,814,447 Common Shares issued upon the exercise of options, thereby reducing the number of Common Shares currently available for issuance from treasury under the Stock Option Plan by this same amount. As at March 17, 2006, options to purchase an aggregate of 2,535,264 Common Shares were outstanding under the Stock Option Plan. Accordingly, as at March 17, 2006 only 450,289 Common Shares remain available for the grant of future options under the Stock Option Plan.

Shareholders will be asked to approve a resolution to replenish the Stock Option Plan by 1,814,447 Common Shares which represent the number of Common Shares issued upon the exercise of options up to March 17, 2006 (the “Replenishment”). If the Replenishment is approved by shareholders, as at March 18, 2006, options to purchase 2,535,264 Common Shares will be outstanding and options to purchase 2,264,736 Common Shares will remain unissued, for an aggregate of 4,800,000 Common Shares reserved for issuance from treasury under the Stock Option Plan. This replenishment will result in the aggregate of issued and outstanding options and unissued options representing approximately 8.5% of the Common Shares issued and outstanding.

The Board believes that the Replenishment is in the best interests of the Company and unanimously recommends that shareholders vote in favour of the resolution approving the Replenishment. To be effective, the resolution approving the Replenishment must be passed by a majority of the votes cast in person or by proxy at the Meeting. Unless instructed in the form of proxy to the contrary, the persons named in the accompanying form of proxy intend to vote FOR the approval of the Replenishment.

APPROVAL

The contents and the sending of this Circular have been approved by the directors of the Corporation.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter with the best judgement of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its comparative financial statements and Management’s Discussion and Analysis for fiscal year ended December 31, 2005, and additional information relating to the Corporation is on SEDAR at www.sedar.com. If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the comparative financial statements of the Corporation for the fiscal year ended December 31, 2005 together with the accompanying report of the auditors thereon and any interim financial statements of the Corporation for the periods subsequent to December 31, 2005 and Management’s Discussion and Analysis with respect thereto; and

(c)	this proxy circular

please send your request to

Kingsway Financial Services Inc. c/o Michael Slan, Fogler Rubinoff LLP 95 Wellington Street West Suite 1200, Toronto-Dominion Centre Toronto, Ontario M5J 2Z9

DATED at Toronto, Ontario this 17th day of March, 2006.

By Order of the Board of Directors

/s/ W. Shaun Jackson

W. Shaun Jackson
Executive Vice President and Chief Financial Officer

SCHEDULE “A”

CORPORATE GOVERNANCE PROCEDURES

The Canadian securities regulatory authorities have adopted National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”), which requires disclosure of the approach of the Corporation to corporate governance, and National Policy 58-201 “Corporate Governance Guidelines” (“NP 58-201”), which provides guidance on corporate governance practices, and in the U.S., the United States Sarbanes-Oxley Act of 2002 (“SOX”) as well as the NYSE new listing standards and corporate governance requirements (the “NYSE Provisions”) require similar disclosure.

A detailed description of the Corporation’s governance practices is provided in Schedule “A” to this Circular. The following are reports of Board committees which summarise the mandates and activities of each committee.

OVERVIEW OF CORPORATE GOVERNANCE PRACTICES

Assumption of Responsibilities by the Board of Directors

The Board, either directly or through Board committees, is responsible for management or supervision of management of the business and affairs of the Corporation with the objective of enhancing shareholder value. The roles and responsibilities of the Board and each of its committees are set out in formal written charters. These charters are reviewed annually to ensure they reflect the best practices as well as any applicable regulatory requirements. A report on the activities of each committee during 2005 is included on pages 7 to 13 of this Circular.

The Board participates fully in assessing and approving strategic plans and prospective decisions proposed by management. A significant portion of each regular Board meeting is devoted to strategic plans and opportunities available to the Corporation. Such discussions enable directors to gain a fuller appreciation of planning priorities and provides the opportunity for directors to give constructive feedback to management.

In order to ensure that the principal business risks borne by the Corporation are appropriate, the Board receives and comments on periodic reports from management of the Corporation’s assessment and management of such risks. The Board considers risk issues and approves corporate policies addressing the management of the risk including the Corporation’s underwriting disciplines, investment criteria for reserves, technology implementation and disaster planning. The Board also reviews the methods and procedures established by management with respect to the control of key risks.

The Board regularly monitors the financial performance of the Corporation, including receiving and reviewing detailed financial information contained in management reports. The Board, directly and through the Audit Committee, assesses the integrity of the Corporation’s internal control and management information systems. As required by SOX, the Chief Executive Officer and Chief Financial Officer have provided certificates relating to the contents of the annual statutory reports and have evaluated and reported on the effectiveness of the Corporation’s disclosure controls and procedures and any material changes to internal controls for financial reporting which has or may have a material impact on the Corporation’s internal control over financial reporting.

In 2002, the Board adopted a Disclosure Policy and established a Disclosure Policy Committee consisting of the Chief Executive Officer, the Executive Vice-President and the Secretary of the Corporation to determine among other things, the appropriateness and timing of the release of information with respect to developments at the Corporation. The policy establishes consistent guidelines for determining what information is material, how it is to be disclosed and, to avoid selective disclosure, making all material disclosures on a widely disseminated basis. The Corporation seeks to communicate with its shareholders and other stake holders through a variety of channels, including its annual report, quarterly reports, Annual Information Form, news releases, website, briefing sessions, group meetings and industry conferences.

The Board regularly receives reports regarding the training and monitoring of senior management of the Corporation and its subsidiaries. Input is received at meetings of the Audit Committee, the Compensation and Management Resources Committee and the Board regarding the performance of senior management. Both the Compensation and Management Resources Committee and the Board have specifically assumed responsibility for reviewing the performance of senior management.

The Board meets at least four times each year, and more frequently as required. The frequency of meetings as well as the nature of the agenda items change depending on the state of the Corporation’s affairs and in light of opportunities or risks which the Corporation faces from time to time. In 2005, the full Board met in person 8 times. See “Executive Compensation — Compensation of Directors” for the attendance record of each director for all Board meetings and committee meetings during the fiscal year ended December 31, 2005.

Corporate Governance Principles

In 2002, the Board formally adopted a set of corporate governance principles. These principles provide guidelines on Board size, independence of Board members, nominating and orientation of new directors, retirement and resignation of Board members, conduct of Board meetings, conflicts of interest, share ownership by directors, compensation review, assessing Board and committee performance, interaction with third parties and confidentiality. The principles also required each of the Board committees to adopt a written charter approved by the Board, as well as set out minimum number of committee meetings.

In 2004, the Board explicitly delegated to the Audit Committee the obligation to periodically review and provide recommendations, from time to time, to ensure that the corporate financial reporting practices of the Corporation comply with the requirements of the Canadian Securities Administrators, the NYSE Provisions and all other securities law requirements.

Composition of the Board of Directors

NI 58-101 defines an “independent director” as one who has no direct or indirect material relationship with the Corporation. It further defines a “material relationship” as a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a Board member’s independent judgement. This Circular adopts such definitions.

NP 58-201 states that the board of directors of every corporation should have a majority of independent directors. Nine individuals are nominees proposed for election. Eight of the proposed nominees for director are independent. This determination was made by the directors after reviewing the direct and indirect relationships between the independent directors and the Corporation in light of NI 58-101 and the NYSE Provisions. In the case of Mr. Gluckstein and Mr. Reeve, it was determined that fees paid to the law firms in which they are partners would not be constitute a “material relationship” which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of such individuals’ independent judgement. In the case of Mr. Atkins, it was determined that since he is an advisor to and not a partner of a law firm which earns fees from Kingsway and does not earn any share of the fees billed by the law firm, he does not directly or indirectly accept any fee from the Corporation other than the fees earned as a director. The only director nominee who is not independent is William G. Star, the President and Chief Executive Officer of the Corporation. At each regularly scheduled directors meeting the independent directors meet in a session at which non-independent directors and members of management are not in attendance. In addition, the independent directors held one additional meeting at which no members of management were present.

The Chair of the Board is William G. Star, the President and Chief Executive Officer of the Corporation. The Board has formally adopted the structure of Lead Director and has given that responsibility to F. Michael Walsh. The Lead Director’s responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chairman and Chief Executive Officer and the Board, procedures to govern the Board’s performance. Further, the Lead Director ensures that the Board operates independently of management and that directors have an independent leadership contact. As part of his responsibilities, the Lead Director is responsible for obtaining peer reviews of the operation of the Board to obtain insight as to areas where the Board and its committees could be operating more effectively. The Lead Director chairs all Board meetings at which only non-management directors are present. During their meetings, several Board committees also hold sessions with only non-management directors present.

The Board believes that the size and composition of the Board serves the Corporation and its shareholders well. The Board believes that all of its directors, including its non-independent director, make a valuable contribution to the Board and the Corporation. The director who is not independent possesses extensive knowledge of the Corporation’s business and has extensive business experience, both of which have proven to be beneficial to the other directors, and his participation as a director contributes to the effectiveness of the Board. The Board also believes that the directors are sensitive to conflicts of interest and excuse themselves from deliberations and voting in appropriate circumstances.

See “Particulars of Matters to be Acted Upon — Election of Directors” for biographies of the nominee directors, which includes details of other boards on which the Corporation’s directors serve.

Committees

The Board has four committees, an Audit Committee, a Compensation and Management Resources Committee, an Investment Committee and a Nominating Committee. The Board committees other than the Investment Committee are composed solely of independent directors in accordance with NI 58-101, NP 58-201 and the NYSE Provisions. The composition, mandate and activities of each committee are set out under “Statement of Corporate Governance Practices — Reports of Board Committees” of this Circular.

Position Descriptions

The Board has given a mandate to the Compensation and Management Resources Committee to develop position descriptions for senior management. Guidelines have been developed and approved by the Board which set out those matters requiring Board approval. See above under “Composition of the Board Of Directors” for the position description for the Chairman of the Board and the Lead Director.

Director Orientation and Continuing Education

In accordance with NI 58-101 and NP 58-201, new directors are provided with details of the Corporation’s organizational structure, the structure of the Board and its committees, compliance requirements for directors, corporate policies and by-laws. They also meet with a number of directors and senior management personnel of the Corporation and its material subsidiaries to learn of the functions and activities of the Corporation. On an ongoing basis, presentations are made to the Board on various aspects of the Corporation’s operations.

During 2004, the Board adopted a policy pursuant to which each director can avail himself or herself of continuing education opportunities by granting an allowance of up to $5,000 per director per year to be used in attending appropriate programs designed to enhance skills and abilities as a director.

Board Functioning and Independence

In accordance with NI 58-101 and NP 58-201, the Corporation has established a process to provide an orientation and education program for new recruits to the Board. Such orientation and education program consists of orientation sessions with management, a review of prior Board activity, and meetings with management of subsidiaries.

The Board has a formal policy that all acquisitions and divestitures of a material nature require the approval of the Board. In addition, the Board policy requires that all major strategic decisions, including any change in the strategic direction of the Corporation be presented by management to the Board for approval. As part of its ongoing activity, the Board regularly receives and comments upon reports of management as to the performance of the Corporation’s business and management’s expectations and planned actions in respect thereto.

The Board reviews the adequacy and form of the compensation of directors to ensure the compensation realistically reflects the responsibility and risk involved in being an effective director. The Board has made it a priority to continue to examine and develop the processes which it follows in its deliberations in order that it will continue to fulfil its mandate. As well, the Audit Committee, composed entirely of outside directors, has assumed responsibility to act as a Conduct Review Committee to review related party transactions and balances. Commencing in 2002, the Board implemented a peer review procedure, whereby the performance of each Board member was reviewed by other Board members and the performance of the Board as a whole was reviewed by Board members. This process was expanded in 2004 to include evaluations of the effectiveness of individual committees and the performance of the Lead Director.

The Board and the Chief Executive Officer engage in regular dialogue regarding the performance of the senior management team, including the Chief Executive Officer, in achieving the Corporation’s strategic objectives as determined by management and the Board. As the Board has plenary power, any responsibility which is not delegated to management or a Board committee remains with the Board.

The Board has formally adopted a resolution to meet at each regularly scheduled board meeting and as otherwise determined by the independent directors without management present. The Board conducts a session without management present each year to review the recommendations of the Compensation and Management Resources Committee. The Compensation and Management Resources Committee also conducts part of its deliberations without management present. As well, the Audit Committee has a policy to meet at each quarterly Audit Committee Meeting and at least annually with the Corporation’s internal and external auditors without management present.

In February, 2003, the Board formally created the position of Lead Director. The Lead Director’s responsibilities include acting as liaison between the Board and the Chief Executive Officer and establishing, in consultation with the Chairman and Chief Executive Officer, both the agenda for Board meetings and procedures to govern the Board’s performance, and chairing the meetings of directors where management is not present. The Board has appointed F. Michael Walsh as the Lead Director of the Corporation.

The Board has implemented a system which enables an individual director to engage an outside advisor at the expense of the Corporation in appropriate circumstances. Prior approval of the Chairman and Chief Executive Officer or the Chair of the Audit Committee is required for the retention of such an advisor.

In addition, the charter established by each of the Audit Committee, the Compensation and Management Resources Committee, the Investment Committee and the Nominating Committee provide for authority for each such committee to engage internal and external legal, accounting and other advisors, and for the committee to determine the funding necessary for compensation to such advisors.

Shareholder Communications

The Corporation endeavours to keep all shareholders well informed as to the financial performance of the Corporation, primarily by means of its annual and quarterly reports, and by press releases. The Board has specifically adopted a disclosure policy in furtherance of these goals which can be found on the Corporation’s website at www.kingsway-financial.com.

Management of the Corporation is receptive to shareholder feedback in any form. It is the policy of the Corporation to receive and respond promptly to shareholder enquiries, while being guided by legal requirements as well as the Corporation’s policies in respect to confidentiality and disclosure.

The Board is satisfied that the Corporation’s comprehensive governance program is consistent with, and in many instances goes beyond, NI 58-101, NP 58-201 and the NYSE Provisions.

Code of Business Conduct and Ethics

In 2003, the Corporation formally adopted a Code of Business Conduct and Ethics and related policies, which sets high standards for ethical behaviour throughout the organization.

The Code of Business Conduct and Ethics provides the entire organization with the same frame of reference for dealing with sensitive and complex issues such as conflicts of interest, use of information, confidentiality of personal information, confidentiality of business information, corporate opportunities, use of inside information, fair trading, protection and use of company assets, accounting practices, records retention, compliance with laws, rules and regulations, and duty to report and consequences.

In February, 2004, in accordance with the NYSE Provisions, the Board also adopted a separate Code of Ethics for the Chief Executive Officer, the Chief Financial Officer and other senior financial executives. Both this document and the Code of Business Conduct and Ethics can be found on the Corporation’s website at www.kingsway-financial.com.

Whistleblower Policy

In December 2004, the Board adopted a Whistleblower Policy and delegated to the Audit Committee the responsibility of investigating and resolving all reported complaints made pursuant to the policy. The Whistleblower Policy can be found on the Corporation’s website at www.kingsway-financial.com.

KINGSWAY FINANCIAL SERVICES INC.

PROXY

FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS
MAY 4, 2006

This proxy is solicited by the management of Kingsway Financial Services Inc. (the “Corporation”). The undersigned shareholder of the Corporation hereby appoints in respect of all of his or her common shares of the Corporation, F. MICHAEL WALSH, Lead Director of the Corporation, or failing him, WILLIAM G. STAR, Chairman, President and Chief Executive Officer of the Corporation, or instead of either of them the undersigned wishes to appoint                                            as nominee of the undersigned, with power of substitution, to attend, act and vote in respect of all matters that may come before the Annual and Special Meeting of Shareholders of the Corporation to be held on the 4th day of May, 2006 (the “Meeting”) and any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were present at the Meeting or any such adjournments and, without limiting the generality of the foregoing, hereby directs the nominee to vote the common shares of the undersigned in the manner indicated below:

1. Election of Directors

	For	Withold		For	Withold

David H. Atkins			J. Brian Reeve

John L. Beamish			William G. Star

Thomas A. Di Giacomo			John F. (Jack) Sullivan

Walter E. Farnam			F. Michael Walsh

Bernard Gluckstein

2.    For          Withhold

the re-appointment of KPMG LLP as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration.

3.    For          Against

the resolution approving the amendments to the Corporation’s stock option plan to replenish the number of common shares issuable thereunder, as described in the accompanying management information circular.

If any amendments or variations to matters identified in the accompanying notice of the meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting. This proxy revokes and supersedes all proxies of earlier date.

DATED:                     /                     / 2006.
                           (Day/Month)

Signature of Shareholder

Print Name

(Please read the notes on the back of this form)

NOTES:

(1)	The form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, the form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

(2)	The proxy ceases to be valid one year from its date.

(3)	The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(4)	A SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) INSTEAD OF THE NAMED NOMINEES TO REPRESENT HIM OR HER AT THE MEETING AND MAY DO SO BY INSERTING THE NAME OF THE PERSON WHOM HE OR SHE WISHES TO APPOINT IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF THE OTHER NOMINEES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY ALTOGETHER AND, IN EITHER CASE, RETURNING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION’S TRANSFER AGENT AND REGISTRAR, COMPUTERSHARE INVESTOR SERVICES, INC., 100 UNIVERSITY AVENUE, 9th FLOOR, TORONTO, ONTARIO, M5J 2Y1, NO LATER THAN 4:00 P.M. (TORONTO TIME) ON THE 2nd DAY OF MAY, 2006.

(5)	IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THE PROXY WILL VOTE FOR THE PASSING OF EACH OF THE MATTERS IDENTIFIED IN THE PROXY.

(6)	If your address as shown is incorrect, please give your correct address when returning the proxy. Please also advise the Corporation if you receive duplicate copies of this mailing.

KINGSWAY FINANCIAL SERVICES INC.

REPORT PURSUANT TO SECTION 114
OF THE REGULATION TO THE SECURITIES ACT (QUEBEC)

Pursuant to the exercise of options, 25,000 Common Shares of Kingsway Financial Services Inc. were issued for aggregate subscription price of $289,074.10 to residents of the province of Quebec during the year ended December 31, 2005.

Options to purchase a total of 31,000 Common Shares at an exercise price of $19.70 per Common Share were granted to residents of Quebec during the year ended December 31, 2005.